TD SYNNEX CORPORATION

44201 Nobel Drive

Fremont, CA 94538

June 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TD SYNNEX Corporation - Statement – Form S-4

File No. 333-265352

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TD SYNNEX Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-4 (File No. 333-265352) (the “Registration Statement”) be declared effective on June 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Stephen C. Ashley and Christopher Wing of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Stephen C. Ashley and Christopher Wing of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen C. Ashley of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (212) 858-1101, or in his absence, Christopher Wing at (212) 858-1124.

[Signature Page Follows]

Sincerely,

TD SYNNEX CORPORATION

By:	/s/ Marshall Witt
Marshall Witt
Chief Financial Officer

cc:	Allison M. Leopold Tilley

Stephen C. Ashley

Christopher Wing